John Gamble
Executive Vice President
CFO

Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550
USA
Phone:	859 232 5589
Fax:	859 232 7137

June 25, 2013

Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-14050

Dear Ms. Collins:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K referenced above, as set forth in the letter to the Company dated June 3, 2013.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 45

Comment #1:

We note your disclosure that the fair value of your reporting units was substantially in excess of their carrying values when you performed your December 31, 2012 test. Please tell us the percentage in which the fair value exceeded the carrying value for each of your reporting units. In this regard, we also note your disclosure that applying a hypothetical 10% decrease in fair value would not result in the Company failing step one and it is unclear how an investor should interpret your use of the 10% hypothetical change.

Response #1:

The fair values of the Company’s Perceptive Software and ISS reporting units were in excess of their carrying values by approximately 44% and 170%, respectively, at December 31, 2012.

U.S. Securities & Exchange Commission
Division of Corporation Finance
June 25, 2013

The Company considered the requirement to discuss a known uncertainty in Regulation S-K, Rule 303(a)(3)(ii), as well as the disclosures outlined in section 9510 of the Division of Corporation Finance Financial Reporting Manual in the preparation of its critical accounting policies and estimates disclosure for goodwill. The Company’s disclosure that a hypothetical 10% decrease in fair value would not result in it failing step one was intended to assist the investor in assessing the risk of an impairment charge, similar to the 10% sensitivity disclosures about market risk included in Item 7A on page 69 pursuant to Instruction 3.A. to Regulation S-K Rule 305(a)(1)(ii).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Restructuring and Related Charges, page 106

Comment #2:

We note that during fiscal 2012 you announced your exit of the development and manufacturing of the company’s remaining inkjet technology operations. Please provide us with your basis for not classifying these operations as held-for-sale as of December 31, 2012. See ASC 360-10-45-9. In this regard we note that you subsequently classified these operations as held-for-sale as of March 31, 2013. Also please tell us why these operations were not presented as discontinued operations pursuant to ASC 205-20-45 as of December 31, 2012 or March 31, 2013.

Response #2:

The Company announced its decision to exit the design and development of future inkjet hardware in August 2012. As a result of this decision, Lexmark no longer invests in the development of new inkjet hardware and ceased manufacturing inkjet hardware. The Company will continue to provide service, support and aftermarket supplies for the existing installed base of inkjet hardware.  For the first quarter of 2013, inkjet supplies revenue was approximately $120 million of the Company’s $884 million of total revenue.

Held for Sale Considerations

As a result of this decision, the Company began exploring strategic alternatives for the sale of inkjet technology. The Company considered the criteria under ASC 360-10-45-9 as of December 31, 2012 and concluded that the inkjet disposal group being considered for sale did not meet all of the criteria necessary to be accounted for as held for sale in the Company’s 2012 financial statements. Criteria (d) and (f) are discussed below.

(d) The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11 … The term probable refers to a future sale that is likely to occur.

(f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

As of December 31, 2012, Lexmark had prepared a confidential information memorandum and had engaged a financial advisor. The Company had also identified potential buyers and gathered initial indications of value. However, Lexmark was in the early stages of discussion with potential buyers and was continuing the identification of potential buyers in order to maximize value to the Company based on the interests of the parties involved.

Various uncertainties existed at this date in the process, including the length of time the process would take. The Company continued to explore strategic alternatives and the disposal group was still being determined, which could have a significant impact on the sales price. For example, the sale of all outstanding shares of Lexmark International

U.S. Securities & Exchange Commission
Division of Corporation Finance
June 25, 2013

(Philippines), Inc. (including the manufacturing facility and assembled workforce), which was significant to the final overall disposal group, was not included in the confidential information memorandum that was circulated to prospective purchasers and was not considered probable of being included in the disposal group until the first quarter of 2013.  Moreover, in the first quarter of 2013, the Company discussed the sale of the inkjet patent portfolio separately from the other inkjet technology assets to a new group of prospective purchasers in an effort to maximize value.

For these reasons, as of December 31, 2012, the Company did not believe it was probable that a sale would be completed within one year nor did it believe that it was unlikely that significant changes would be made.

Discontinued Operations Considerations

The Company considered the guidance under ASC 205-20-45 and concluded that reporting discontinued operations in its financial statements was not appropriate at December 31, 2012 or March 31, 2013.

After the decision to exit inkjet technologies and the sale of the disposal group, the Company no longer develops, manufactures, or sells inkjet hardware. However, the Company continues to sell supplies for the existing installed base of inkjet hardware even after the sale of the disposal group and continues to manufacture a certain subset of inkjet supplies at its manufacturing facility in Mexico. The Company anticipates selling inkjet supplies for the next four years at a minimum to support its customers.

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations … if both of the following conditions are met:

(a)	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction
(b)	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction

The Company does not consider inkjet hardware assets to represent a component of the Company and the ceasing of manufacturing and selling of inkjet hardware alone does not constitute a discontinued operation. Furthermore, as explained above, the Company will run-off its inkjet operations by continuing to sell inkjet supplies to its installed base of inkjet printers and these cash flows will not be eliminated as a result of the sale of the disposal group. For these reasons, the Company concluded that the conditions under ASC 205-20-45-1 were not met at December 31, 2012 or March 31, 2013.

Comment #3:

We note on page 53 you disclose that you expect total pre-tax charges relating to the 2012 restructuring actions to be approximately $192 million with $126.7 million incurred to date. However, on page 106 you disclose that you expect total pre-tax charges of approximately $137 million with $110.5 million incurred to date. Further on page 54 in your table of the impact of restructuring to 2012 financial results, you show the 2012 impact to be $119.4 million. Please reconcile these statements and amounts. Similar concerns apply to your disclosures on pages 16 and 42 of your Form 10-Q for the quarterly period ended March 31, 2013.

Response #3:

Form 10-K for the Fiscal Year Ended December 31, 2012

The Restructuring and Related Charges and Project Costs section of MD&A is a comprehensive discussion of the impacts of restructuring actions disclosed in the Notes to the Financial Statements (Note 5 and pension and other postretirement curtailment and termination benefit losses resulting from restructuring actions disclosed in Note 17 Pension and Other Postretirement Plans) as well as project costs, which the Company describes on page 54 as

U.S. Securities & Exchange Commission
Division of Corporation Finance
June 25, 2013

additional charges related to the execution of the restructuring plans that management views as incremental to the Company’s normal operating charges.

Please see tabular reconciliation below of the total expected pre-tax charges and charges incurred to date related to the 2012 restructuring actions on page 53 (MD&A) and page 106 (Note 5 Restructuring and Related Charges).

2012 Restructuring Actions ($M)	Note 5		Project Costs		Pension/Post.		MD&A

Charges incurred in 2011	7.6	(pg 106)	-		-		7.6	(pg 55)
Charges incurred in 2012	102.9	(pg 106)	8.3	(pg 54)	7.9	(pg 54)	119.1	(pg 54)
Total incurred as of Dec 31, 2012	110.5	(pg 106)	8.3	(pg 54)	7.9	(pg 54)	126.7	(pg 53)

Total expected to be incurred	137.0	(pg 106)	47.1		7.9		192.0	(pg 53)

Of the $126.7 million incurred to date for 2012 restructuring actions, $7.6 million were recognized in the fourth quarter of 2011 related to facts and circumstances that existed at year end 2011 that were part of the restructuring announcement made by the Company in January 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2013

The preparation and format of the Company’s disclosures of restructuring actions in its Form 10-Q for the first quarter of 2013 are consistent with the disclosures included in the 2012 Form 10-K as described above.

Please see tabular reconciliation below of the total pre-tax charges incurred to date related to the 2012 restructuring actions on page 42 (MD&A) and on page 16 (Note 5 Restructuring and Related Charges). The reconciliation of total expected pre-tax charges is the same as the one provided in the table above.

2012 Restructuring Actions ($M)	Note 5		Project Costs		Pension/Post.	MD&A

Charges incurred as of Dec 31, 2012	110.5		8.3		7.9	126.7
Charges incurred in 1st quarter of 2013	5.2	(pg 16)	3.9	(pg 42)	-	9.1	(pg 42)
Total incurred as of Mar 31, 2013	115.7	(pg 16)	12.2		7.9	135.8	(pg 42)

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

U.S. Securities & Exchange Commission
Division of Corporation Finance
June 25, 2013

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:	Christine Davis, Assistant Chief Accountant
Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Evelyn Cole, Partner, PricewaterhouseCoopers LLP